Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

Meals Through Seasons Limited and its subsidiary

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB 7189)	F-2

Audited Consolidated Financial Statements
- Consolidated Balance Sheets as of September 2, 2026	F-3
- Consolidated Statements of Operations and Comprehensive Loss for the period from incorporation (December 4, 2025) to September 2, 2026	F-4
- Consolidated Statements of Change in Shareholders’ Equity for the period from incorporation (December 4, 2025) to September 2, 2026	F-5
- Notes to the Consolidated Financial Statements for the period from incorporation (December 4, 2025) to September 2, 2026	F-6

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Sole Director of

Meals Through Seasons Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meals Through Seasons Limited and its subsidiary (collectively the “Group”) as of September 2, 2026 and the related consolidated statements of operations and comprehensive loss and change in shareholders’ equity, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 2, 2026, and the results of its operations for the period from incorporation (December 4, 2025) to September 2, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation

Certified Public Accountants

PCAOB ID: 7189

We have served as the Group’s auditor since 2026.

Cary, North Carolina

November 5, 2026

F-2

Meals Through Seasons Limited and its subsidiary

Consolidated Balance Sheets

As of September 2, 2026

As of
September 2, 2026
USD

Assets
Current asset
Amounts due from related parties (Note 5)	50,000
Total assets	50,000

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses	35,325
Total liabilities	35,325

Shareholders’ equity
Ordinary shares, 50,000 shares authorized; USD1 par value, 50,000 shares issued and outstanding, as of September 2, 2026 (Note 7)	50,000
Accumulated deficit	(35,325)
Total shareholders’ equity	14,675

Total Liabilities and shareholders’ equity	50,000

Commitments and contingencies (Note 6)
Subsequent Events (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Meals Through Seasons Limited and its subsidiary

Consolidated Statements of Operations and Comprehensive Loss

For the period from incorporation (December 4, 2025) to September 2, 2026

Incorporation (December 4, 2025) to September 2, 2026
USD

Operating expenses
General and administrative expenses	(35,325)
Net loss and total comprehensive loss	(35,325)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Meals Through Seasons Limited and its subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

For the period from incorporation (December 4, 2025) to September 2, 2026

	Ordinary Shares		Accumulated	Total shareholders’
	Number of shares	Amount	deficit	equity
		USD	USD	USD
Balance as of December 4, 2025	50,000	50,000	-	50,000
Net loss for the period	-	-	(35,325)	(35,325)
Balance as of September 2, 2026	50,000	50,000	(35,325)	14,675

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Meals Through Seasons Limited and its subsidiary

Notes to Consolidated Financial Statements

For the period from incorporation (December 4, 2025) to September 2, 2026

1. Organization and Business Description

Organization and Nature of Operations

Meals Through Seasons Limited (“MTS”), was an exempted company with limited liability incorporated under the laws of the British Virgin Islands on December 4, 2025, as a holding company. The Company is engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses and the Company operates its business in Mainland China through its direct wholly-owned operating subsidiary, Meals Though Seasons HK Limited (“MTHK”).

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
MTS	December 4, 2025	British Virgin Islands	Parent	Investment holding
MTHK	January 5, 2026	Hong Kong	100%	Organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses

On August 11, 2026, PMA Graphene Technology Group Inc. (“PMA”) (formerly known as Ming Shing Group Holdings Limited) entered into a stock purchase agreement (the “SPA”) to acquire the entire issued share capital of MTS with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), MTS and MTHK, for an aggregate consideration of USD510,000,000, payable in full in securities of the PMA. The aggregate consideration of USD510,000,000 is payable in full in securities of the PMA, and no cash is payable by PMA. It comprises (i) 150,000,000 Class A ordinary shares of PMA, par value USD0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of USD1.00 per share, representing an aggregate value of USD150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of USD360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in MTS, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

On September 2, 2026, the transaction closed. In connection with the closing, the NPA was entered into as of September 2, 2026, the entire issued share capital of MTS was transferred to PMA and PMA issued (i) 105,000,000 and 45,000,000 Class A Ordinary Shares to Hongs Smart Limited and Yapjianhuei Smart Limited, respectively; and (ii) unsecured convertible promissory notes to the NPA in the original principal amount of USD252,000,000 (with each “Annual Performance Tranche” in the amount of USD84,000,000) and USD108,000,000 to Hongs Smart Limited and Yapjianhuei Smart Limited (with each “Annual Performance Tranche” in the amount of USD36,000,000), respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiary (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

No consolidated statements of cash flows is presented as the Company does not have any cash flows during the period from incorporation (December 4, 2025) to September 2, 2026.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

F-6

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in Renminbi (“RMB”). There is no foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities for the period from incorporation (December 4, 2025) to September 2, 2026.

Credit Risk

The Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of amounts due from related parties. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our amounts due from related parties. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated balance sheets.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP and applicable rules and regulations of the SEC, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Mainland China where RMB is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive loss.

The exchanges rates used for translation from RMB to USD was 0.1488. This rate was used to translate Company’s balance sheets and income statement items for the period from incorporation (December 4, 2025) to September 2, 2026.

F-7

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as amounts due from related parties and amount due to a related party approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of amounts due from related parties and amount due to a related party approximate the fair value of the respective assets and liabilities as of September 2, 2026 due to their short-term nature.

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost and patent fees.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of September 2, 2026. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

F-8

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In December 2024, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2024-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its combined financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

F-9

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is assessing the impact of adoption of the ASU on the consolidated financial statements. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets and statements of operations and comprehensive income.

3. Accrued Expenses

Components of accrued expenses are as follows as of September 2, 2026 :

As of
September 2, 2026
USD
Accruals for operating expenses	8,529
Accrued payroll	26,796
Total	35,325

4. Income Taxes

British Virgin Islands

Pursuant to the current rules and regulations, the British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the British Virgin Islands.

The People’s Republic of China (“PRC”)

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

F-10

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Hong Kong profits tax has been provided in accordance with the two-tiered profits tax regime on the estimated assessable profits arising in Hong Kong during the period from incorporation (December 4, 2025) to September 2, 2026.

No provision has been made for Hong Kong Profits Tax in the financial statements as the Group did not have estimated assessable profits arising in Hong Kong for the period from incorporation (December 4, 2025) to September 2, 2026.

Incorporation (December 4, 2025) to September 2, 2026
USD
Loss before income taxes	(35,325)
Hong Kong Income Tax rate	16.5%
Income taxes computed at Hong Kong Income Tax rate	(5,829)

Reconciling items:
Tax effect of non-deductible expenditure	5,829
Income tax expense	-

5. Related Party Transactions

(a) Amounts due from related parties

As of September 2, 2026, the balances due from related parties were as follows:

As of
September 2, 2026
USD
Due from shareholders
Hongs Smart Limited (1)	35,000
Yapjianhuei Smart Limited(1)	15,000
50,000

(1)	The amounts were unsecured, interest-free and repayable on demand.

F-11

6. Commitments and Contingencies

Commitments

As of September 2, 2026, the Company did not have any significant capital and other commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 2, 2026 and through the issuance date of these consolidated financial statements.

7. Shareholders’ Equity

As discussed in the Note 1 to the consolidated financial statements, the ordinary shares issuance and outstanding are summarized below.

Date	Events	Number of shares	Par value	Amount
December 4, 2025	Share issued upon incorporation	50,000	1	50,000
	Ordinary Shares issued and outstanding as of September 2, 2026	50,000		50,000

8. Subsequent Events

Subsequent to September 2, 2026, the Company completed a business combination with PMA, through which it acquired an intangible asset of developed technology. Based on the preliminary purchase price allocation prepared by an independent professional valuer engaged by PMA’s management, the carrying amount of the acquired intangible asset has been determined to be approximately USD370 million.

Except as disclosed above, the Company has evaluated all events subsequent to September 2, 2026 through the date these consolidated financial statements were available to be issued and, other than those described herein, has determined that there are no other material subsequent events requiring disclosure in these consolidated financial statements.

F-12